Exhibit 99.1

XCharge Announces Pricing of $4.375 Million Registered Direct Offering with a Single Global Institutional Investor

HAMBURG, Germany and MUNICH, June 26, 2026 (GLOBE NEWSWIRE) -- XCHG Limited ("XCharge" or the "Company") (Nasdaq: XCH), an integrated EV charging and energy solutions company, today announced that it has entered into a securities purchase agreement with a single global institutional investor for the purchase and sale of 7,000,000 of the Company’s American depositary shares (the “ADSs”) in a registered direct offering. The gross proceeds from the offering are expected to be approximately $4.375 million, before deducting placement agent commissions and other offering expenses.

The closing of the offering is expected to occur on or about June 29, 2026, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

A.G.P./Alliance Global Partners is acting as the sole placement agent for the offering.

The ADSs offered to the institutional investor described above are being offered pursuant to a registration statement on Form F-3 (File No. 333-292266) which was declared effective by the Securities and Exchange Commission (the “SEC”) on January 29, 2026. The offering is being made only by means of a prospectus supplement and accompanying prospectus which are a part of the effective registration statement. A prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC and will be available on the SEC's website at www.sec.gov. Additionally, when available, electronic copies of the prospectus supplement and the accompanying prospectus may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About XCharge

XCharge (Nasdaq: XCH) is a global supplier of high-performance electric vehicle charging solutions and energy storage solutions. The Company has headquarters in Hamburg and Austin, working with a globally networked team to drive innovation in the field of energy and help its customers achieve long-term success.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about XCHG Limited's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "objective," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in XCHG Limited's filings with the United States Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release, and XCHG Limited does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

XCharge
IR Department
Email: ir@xcharge.com